# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VROOM, INC., CIK 0001580864
CUSIP: 92918V307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001193125-21-229329
Filed by CIK 0001814377
Persons authorized to receive notices and communications: Daniel Reid, Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 629-4901

## Reporting persons
- CGP2 Cumulus, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 43,874; sole dispositive power 0; shared dispositive power 43,874; aggregate amount beneficially owned 43,874 (0.8% of the class)
  Comment: The percentage in Row (13) is calculated on the basis of (i) 5,163,109 shares of the Issuer's New Common Stock (as defined herein) issued and outstanding on January 14, 2025 and (ii) 364,516 Warrants (as defined herein) exercisable immediately as of January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
- LCGP3 Accelerator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,590; sole dispositive power 0; shared dispositive power 1,590; aggregate amount beneficially owned 1,590 (0% of the class)
  Comment: The percentage in Row (13) is calculated on the basis of (i) 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025 and (ii) 364,516 Warrants exercisable immediately as of January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
- CGP2 Managers, L.L.C. (CIK 0001814377): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 43,874; sole dispositive power 0; shared dispositive power 43,874; aggregate amount beneficially owned 43,874 (0.8% of the class)
  Comment: The percentage in Row (13) is calculated on the basis of (i) 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025 and (ii) 364,516 Warrants exercisable immediately as of January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
- CGP3 Managers, L.L.C: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,590; sole dispositive power 0; shared dispositive power 1,590; aggregate amount beneficially owned 1,590 (0% of the class)
  Comment: The percentage in Row (13) is calculated on the basis of (i) 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025 and (ii) 364,516 Warrants exercisable immediately as of January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
- Scott Arnold Dahnke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 45,464; sole dispositive power 0; shared dispositive power 45,464; aggregate amount beneficially owned 45,464 (0.9% of the class)
  Comment: The percentage in Row (13) is calculated on the basis of (i) 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025 and (ii) 364,516 Warrants exercisable immediately as of January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
- James Michael Chu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 45,464; sole dispositive power 0; shared dispositive power 45,464; aggregate amount beneficially owned 45,464 (0.9% of the class)
  Comment: The percentage in Row (13) is calculated on the basis of (i) 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025 and (ii) 364,516 Warrants exercisable immediately as of January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: VROOM, INC.
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 14, 2025, the Issuer emerged from the prepackaged Chapter 11 case it voluntarily filed in the U.S. Bankruptcy Court for the Southern District of Texas, and the Plan became effective. Under the Plan, the Issuer adopted an Amended and Restated Certificate of Incorporation, which effected an automatic conversion of the outstanding Common Stock at a ratio of 1-for-5 (the "Bankruptcy Emergence Issuance Adjustment.") Pursuant to the Bankruptcy Emergence Issuance Adjustment, (i) Cumulus was issued 21,937 shares of the Issuer's new common stock ("New Common Stock"), and (ii) Accelerator was issued 795 shares of the Issuer's New Common Stock.

In addition, warrants to purchase shares of New Common Stock ("Warrants") were issued at an exercise price equal to $60.95. Cumulus was issued 21,937 Warrants, and Accelerator was issued 795 Warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based upon a total of 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based upon a total of 5,163,109 shares of the Issuer's New Common Stock issued and outstanding on January 14, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 15, 2025.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the New Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 14, 2025

## Signatures
- CGP2 Cumulus, L.P.: /s/ Scott A. Dahnke, By: CGP2 Managers, L.L.C., its General Partner, By: Scott A. Dahnke/ Managing Member (01/16/2025)
- LCGP3 Accelerator, L.P.: /s/ Scott A. Dahnke, By: CGP3 Managers, L.L.C., its General Partner, By: Scott A. Dahnke, Managing Member (01/16/2025)
- CGP2 Managers, L.L.C.: /s/ Scott A. Dahnke, Scott A. Dahnke/ Managing Member (01/16/2025)
- CGP3 Managers, L.L.C: /s/ Scott A. Dahnke, Scott A. Dahnke/ Managing Member (01/16/2025)
- Scott Arnold Dahnke: /s/ Scott A. Dahnke, Scott A. Dahnke (01/16/2025)
- James Michael Chu: /s/ James Michael Chu, James Michael Chu (01/16/2025)